Exhibit 99.5

ASML Holding N.V.
Statutory Interim Report
for the six-month period ended June 28, 2015

Contents

6	Introduction

7	Interim Management Board Report

12	Managing Directors’ Statement

13	Consolidated Condensed Interim Financial Statements

29	Other Information

32	Definitions

A summary of all abbreviations, technical terms and definitions (of capitalized terms) used in this Statutory Interim Report is set forth on page 32.
This report comprises regulated information within the meaning of articles 1:1 and 5:25d of the Dutch Financial Markets Supervision Act (Wet op het Financieel Toezicht).
In this report the name "ASML" is sometimes used for convenience in contexts where reference is made to ASML Holding N.V. and/or any of its subsidiaries in general. The name is also used where no useful purpose is served by identifying the particular company or companies.

© 2015, ASML Holding N.V. All Rights Reserved

ASML Statutory Interim Report 2015

Introduction

Dear Stakeholder,

On July 15, 2015, we published our Statutory Interim Report for the six-month period ended June 28, 2015. This includes an Interim Management Board Report, a Managing Directors' Statement and Consolidated Condensed Interim Financial Statements prepared in accordance with IAS 34.
We also published our 2015 second-quarter results in accordance with US GAAP and IFRS-EU on July 15, 2015.

Cautionary Statement Regarding Forward-Looking Statements

This document contains statements relating to certain projections and business trends that are forward-looking, including statements with respect to our outlook, including expectations for the third quarter and second half of 2015, backlog, expected customer demand in specified market segments including memory, logic and foundry, expected trends, expected levels of service sales, systems backlog, expected financial results, including expected sales, other income, gross margin, earnings per share and R&D and SG&A expenses and effective tax rate, annual revenue opportunity for ASML, productivity of our tools and systems performance, TWINSCAN and EUV system performance (such as endurance tests), expected industry trends, statements with respect to expected system shipments, including the number of EUV systems expected to be shipped and timing of shipments and other EUV targets (including availability, productivity and shipments), the expected continuation of Moore's law, expected annual revenue growth and goals for holistic lithography, intention to return excess cash to shareholders, and statements about our dividend policy and intention to repurchase shares. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers' products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, performance of our systems, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products, the number and timing of EUV systems expected to be shipped and recognized in revenue, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, changes in tax rates, available cash, distributable reserves for dividend payments and share repurchases, and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

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Interim Management Board Report

About ASML
ASML makes possible affordable microelectronics that improve the quality of life. ASML invents and develops advanced technology for high-tech lithography, metrology and software solutions for the semiconductor industry. ASML’s guiding principle is continuing Moore’s Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. Our success is based on three pillars: technology leadership combined with customer and supplier intimacy, highly efficient processes and entrepreneurial people. We are a multinational company with over 70 locations in 16 countries, headquartered in Veldhoven, the Netherlands. As of June 28, 2015, we employed 11,676 payroll employees and 2,527 employees on flexible contracts (expressed in FTEs). ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.
As per our AGM held on April 22, 2015 Mr. Fröhlich retired from our Supervisory Board and Ms. Aris, Mr. Kleisterlee and Mr. Schwalb were appointed as new members.
In the first half year of 2015, we generated net sales of EUR 3,304.0 million and an operating income of EUR 1,032.0 million or 31.2 percent of net sales. Net income for the first half year of 2015 amounted to EUR 891.3 million or 27.0 percent of net sales, representing basic net income per ordinary share of EUR 2.06.
Below we provide an update of the risks and uncertainties we face in the second half year of 2015, followed by the ASML Operations Update, Auditor's Involvement and 2015 Second Half Year Perspectives.

Risk Factors
In conducting our business, we face many risks that may interfere with our business objectives. Some of these risks relate to our operational processes, while others relate to our business environment. It is important to understand the nature of these risks and the impact they may have on our business, financial condition and results of operations. Some of the more relevant risks are defined below. These risks are not the only ones that we face. Some risks may not yet be known to us and certain risks that we do not currently believe to be material could become material in the future.
We have assessed the risks for the second half year of 2015 and believe that the risks identified are in line with those presented in our Statutory Annual Report 2014. For a detailed description of the risks defined below, we refer to our Statutory Annual Report 2014.

Summary

Strategic Risk

•	We derive most of our revenues from the sale of a relatively small number of products.
Risks Related to the Semiconductor Industry

•	The semiconductor industry is highly cyclical and we may be adversely affected by any downturn;

•	Our business will suffer if we or the industry do not respond rapidly to commercial and technological changes in the semiconductor industry; and

•	We face intense competition.
Governmental, Legal and Compliance Risks

•	Failure to adequately protect the intellectual property rights upon which we depend could harm our business;

•	Defending against intellectual property claims brought by others could harm our business;

•	We are subject to risks in our international operations; and

•	Because of labor laws and practices, any workforce reductions that we may seek to implement in order to reduce costs company-wide may be delayed or suspended.
Operational Risks

•	The number of systems we can produce is limited by our dependence on a limited number of suppliers of key components;

•	The time window for new product introduction is shorter and is accompanied by potential design and production delays and by significant costs;

•	As lithography technologies become more complex, the success of our R&D programs becomes more uncertain and more expensive;

•	We are dependent on the continued operation of a limited number of manufacturing facilities;

•	We may be unable to make desirable acquisitions or to integrate successfully any businesses we acquire;

•	Our business and future success depend on our ability to attract and retain a sufficient number of adequately educated and skilled employees;

•	A disruption in our information technology systems, including those related to cybersecurity, could adversely affect our business operations; and

•
Hazardous substances are used in the production and operation of our systems, and failure to comply with applicable regulations or failure to implement appropriate practices for customer and employee environment, health and safety could subject us to significant liabilities.

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Financial Risks

•	A high percentage of net sales is derived from a few customers; and

•	Fluctuations in foreign exchange rates could harm our results of operations.
Risks Related to our Ordinary Shares

•	We may not declare cash dividends at all or in any particular amounts in any given year;

•	Restrictions on shareholder rights may dilute voting power; and

•	Participating customers in our CCIP together own a significant amount of our ordinary shares and their interests may not coincide with the interests of our other shareholders.

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ASML Operations Update
The Consolidated Condensed Interim Financial Statements for the six-month period ended June 28, 2015 included in this Statutory Interim Report have been prepared in accordance with IAS 34. For internal and external reporting purposes, we apply US GAAP, which is our primary accounting standard for setting financial and operational performance targets.
Based on US GAAP, net income, as explained in the table below, is measured differently from net income based on IFRS-EU.

	Unaudited	Unaudited
For the six-month period ended June 29, 2014 and June 28, 2015	2014	2015
(in millions)	EUR	EUR
Net income based on US GAAP	647.8	772.4
Development expenditures	63.1	132.4
Share-based payments	4.2	2.0
Income taxes	20.0	(15.5)
Net income based on IFRS-EU	735.1	891.3

Set forth below are certain extracts of our Consolidated Condensed Statement of Profit or Loss data on a semi-annual basis (based on IFRS-EU):

	Unaudited	Unaudited
For the six-month period ended June 29, 2014 and June 28, 2015	2014	2015
(in millions)	EUR	EUR
Total net sales	3,040.1	3,304.0
Cost of sales	(1,742.0)	(1,802.1)
Gross profit	1,298.1	1,501.9
Other income	40.5	41.6
Research and development costs	(401.5)	(340.9)
Selling, general and administrative costs	(164.7)	(170.6)
Operating income	772.4	1,032.0
Finance income (costs), net	(1.4)	(2.0)
Income before income taxes	771.0	1,030.0
Provision for income taxes	(35.9)	(138.7)
Net income	735.1	891.3

The following table shows a summary of key financial figures on a semi-annual basis:

For the six-month period ended June 29, 2014 and June 28, 2015	Unaudited	Unaudited
(in millions EUR, unless otherwise indicated)	2014	2015
Total net sales	3,040.1	3,304.0
Net system sales	2,273.0	2,381.0
Net service and field option sales	767.1	923.0
Total sales of systems (in units)	71	88
Total sales of new systems (in units)	62	73
Total sales of used systems (in units)	9	15
Gross profit as a percentage of total net sales	42.7	45.5
ASP of system sales	32.0	27.1
ASP of new system sales	35.9	31.6
ASP of used system sales	5.5	5.1

Consolidated Sales and Gross Profit
Net sales increased by EUR 263.9 million to EUR 3,304.0 million for the first half year of 2015 from EUR 3,040.1 million for the first half year of 2014. This increase is caused by increased net system sales (EUR 108.0 million) and increased net service and field option sales (EUR 155.9 million). The increase in net system sales is primary caused by a higher number of systems sold, partly offset by the decrease in the ASP of new systems sold. The increase in net service and field options sales is mainly caused by a growing installed base.

The decrease of the ASP of our systems sold was the result of a higher number of KrF system sales compared to ArF immersion system sales.

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Gross profit on sales increased by EUR 203.8 million to EUR 1,501.9 million for the first half year of 2015 from EUR 1,298.1 million for the first half year of 2014. This is driven by higher system sales and net service and field option sales. The gross margin increased to 45.5 percent for the first half year of 2015 from 42.7 percent for the first half year of 2014. The increase is partly caused by lower depreciation on capitalized development expenditures. In addition, the gross margin in the first half year of 2014 was negatively impacted by the sale of two NXE:3300B systems, whereas the first half year of 2015 only includes one NXE:3300B system.
We started 2015 with a systems backlog of 82 systems. During the first half year of 2015, we booked orders for 86 systems and recognized sales for 87 systems (excluding one NXE:3300B). This resulted in a systems backlog of 81 systems as of June 28, 2015.
As of June 28, 2015, our systems backlog was valued at EUR 3,014.6 million and includes 81 systems with an ASP of EUR 37.2 million. As of December 31, 2014, the systems backlog was valued at EUR 2,772.4 million and included 82 systems with an ASP of EUR 33.8 million. The ASP of our systems backlog as of June 28, 2015 increased compared to December 31, 2014 as a result of a shift in the mix of systems towards more high-end system types including orders for 6 EUV systems.
As part of a previously announced volume purchasing agreement with a major U.S. customer (to deliver a minimum of 15 ASML EUV lithography systems), we took orders for 6 EUV systems. Of those, 2 are expected to be shipped in the second half of 2015, and 4 from next year. As a result, our systems backlog for EUV systems now stands at 8 EUV systems. For further details regarding our backlog, we refer to 2015 Second Half Year Perspectives - Financial Outlook.

Other Income
Other income consists of contributions for R&D programs under the NRE Funding Agreements from certain Participating Customers in the CCIP and amounted to EUR 41.6 million for the first half year of 2015 (first half year of 2014: EUR 40.5 million).

Research and Development
R&D investments for the first half year of 2015 of EUR 535.8 million are in line with the first half year of 2014 (EUR 543.0 million). The R&D investments comprise of R&D costs net of credits (including net development costs not eligible for capitalization), of EUR 340.9 million (first half year of 2014: EUR 401.5 million) and capitalization of development expenditures of EUR 194.9 million (first half year of 2014: EUR 141.5 million). Overall R&D investments related mainly to EUV and next-generation immersion.

Selling, General and Administrative Costs
Selling, general and administrative costs of EUR 170.6 million for the first half year of 2015 are in line with the first half year of 2014 (EUR 164.7 million).

Related Party Transactions
For disclosure regarding related party transactions see Note 13 to the Consolidated Condensed Interim Financial Statements.

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Auditor's Involvement
This Statutory Interim Report for the six-month period ended June 28, 2015 and the Consolidated Condensed Interim Financial Statements included herein have not been audited or reviewed by an external auditor.

2015 Second Half Year Perspectives

Operational Outlook
Given the recent advances in EUV productivity and availability, we believe that EUV is moving closer to volume production. In preparation for pilot production, several customers have run or are running marathon tests on their NXE:3300B systems. In parallel, customers are evaluating how far they can stretch immersion multiple patterning technology. The decision on when to introduce EUV into production and the timing of the corresponding orders will be determined by the production readiness of EUV systems versus the complexity of multiple patterning. System availability is our main focus in increasing production readiness of EUV.

We expect to see continued overall business strength in the second half of 2015 due to increased demand from memory and foundry customers compared with our previous expectations. Underpinned by an anticipated strong service business, this will allow for a stable business outlook at expected Q3 levels for the balance of the year with some upside opportunity.

Financial Outlook
The following table sets forth our systems backlog as of December 31, 2014 and June 28, 2015:

	Unaudited	Unaudited
(in millions EUR, unless otherwise indicated)	December 31, 2014	June 28, 2015

New systems backlog (in units)	64	68
Used systems backlog (in units)	18	13
Total systems backlog (in units)	82	81
Value of new systems backlog	2,687.0	2,946.0
Value of used systems backlog	85.4	68.6
Value of total systems backlog	2,772.4	3,014.6
ASP of new systems backlog	42.0	43.3
ASP of used systems backlog	4.7	5.3
ASP of total systems backlog	33.8	37.2

As of Q2 2015, our systems backlog and net bookings include all system sales orders for which written authorizations have been accepted (for EUV starting as of the NXE:3350B), whereas our systems backlog and net bookings as per December 31, 2014 included sales orders for which written authorizations had been accepted and shipment and/or revenue recognition was expected within 12 months.
This change has no impact on the comparative figures. Historically, orders have been subject to cancellation or delay by the customer. Due to possible customer changes in delivery schedules and to cancellation of orders, our systems backlog at any particular date is not necessarily indicative of actual sales for any succeeding period.

For the third quarter of 2015, we expect net sales at between EUR 1.5 and 1.6 billion.

The Board of Management,

Peter T.F.M. Wennink, President and Chief Executive Officer
Martin A. van den Brink, President and Chief Technology Officer
Wolfgang U. Nickl, Executive Vice President and Chief Financial Officer
Frits J. van Hout, Executive Vice President and Chief Program Officer
Frédéric J.M. Schneider-Maunoury, Executive Vice President and Chief Operations Officer
Veldhoven, July 14, 2015

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Managing Directors’ Statement

The Board of Management hereby declares that, to the best of its knowledge, the Consolidated Condensed Interim Financial Statements prepared in accordance with IAS 34, "Interim Financial Reporting", provide a true and fair view of the assets, liabilities, financial position and profit or loss of ASML Holding N.V. and the undertakings included in the consolidation taken as a whole and that the Interim Management Board Report includes a fair review of the information required pursuant to section 5:25d(8)/(9) of the Dutch Act on Financial Supervision (Wet op het Financieel Toezicht).

The Board of Management,

Peter T.F.M. Wennink, President and Chief Executive Officer
Martin A. van den Brink, President and Chief Technology Officer
Wolfgang U. Nickl, Executive Vice President and Chief Financial Officer
Frits J. van Hout, Executive Vice President and Chief Program Officer
Frédéric J.M. Schneider-Maunoury, Executive Vice President and Chief Operations Officer
Veldhoven, July 14, 2015

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Consolidated Condensed
Interim Financial Statements

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Consolidated Condensed Interim Financial Statements

15	Consolidated Condensed Statement of Profit or Loss

16	Consolidated Condensed Statement of Comprehensive Income

17	Consolidated Condensed Statement of Financial Position

18	Consolidated Condensed Statement of Changes in Equity

20	Consolidated Condensed Statement of Cash Flows

21	Notes to the Consolidated Condensed Interim Financial Statements

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Consolidated Condensed Statement of Profit or Loss

		Unaudited	Unaudited
	For the six-month period ended June 29, 2014 and June 28, 2015	2014	2015
Notes	(in thousands, except per share data)	EUR	EUR

11	Net system sales	2,273,014	2,381,037
11	Net service and field option sales	767,058	922,918
	Total net sales	3,040,072	3,303,955

	Cost of system sales	(1,315,787)	(1,260,848)
	Cost of service and field option sales	(426,196)	(541,246)
	Total cost of sales	(1,741,983)	(1,802,094)

	Gross profit	1,298,089	1,501,861
	Other income	40,495	41,600
	Research and development costs	(401,492)	(340,852)
	Selling, general and administrative costs	(164,680)	(170,577)
	Operating income	772,412	1,032,032

	Finance income	7,420	4,579
	Finance costs	(8,846)	(6,581)
	Income before income taxes	770,986	1,030,030

10	Provision for income taxes	(35,884)	(138,775)
	Net income	735,102	891,255

7	Basic net income per ordinary share	1.67	2.06
7	Diluted net income per ordinary share[1]	1.66	2.05

	Number of ordinary shares used in computing per share amounts (in thousands):
7	Basic	439,221	431,985
7	Diluted[1]	442,311	434,429

1.
The calculation of diluted net income per ordinary share assumes the exercise of options issued under our stock option plans and the issuance of shares under our share plans for periods in which exercises or issuances would have a dilutive effect. The calculation of diluted net income per ordinary share does not assume exercise of such options or issuance of shares when such exercises or issuance would be anti-dilutive.

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Consolidated Condensed Statement of Comprehensive Income

	Unaudited	Unaudited
For the six-month period ended June 29, 2014 and June 28, 2015	2014	2015
(in thousands)	EUR	EUR

Net income	735,102	891,255

Other comprehensive income:

Foreign currency translation, net of taxes:
Gain (loss) on translation of foreign operations	31,147	239,790

Financial instruments, net of taxes:
Gain (loss) on derivative financial instruments	674	8,390
Transfers to net income	7,436	(10,384)

Other comprehensive income, net of taxes[1]	39,257	237,796

Total comprehensive income, net of taxes	774,359	1,129,051

Attributable to Equity holders	774,359	1,129,051

1.
All items in accumulated other comprehensive income as at June 28, 2015, comprising of the hedging reserve of EUR 9.9 million gains (June 29, 2014: EUR 4.1 million losses) and the currency translation reserve of EUR 238.4 million gains (June 29, 2014: EUR 182.8 million losses), will be reclassified subsequently to profit or loss when specific conditions are met.

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Consolidated Condensed Statement of Financial Position
(Before appropriation of net income)

			Unaudited
		December 31, 2014	June 28, 2015
Notes	(in thousands)	EUR	EUR

	Assets
	Property, plant and equipment	1,447,523	1,518,866
	Goodwill	2,378,421	2,592,188
	Other intangible assets	1,670,098	1,881,891
	Deferred tax assets	142,746	146,813
	Finance receivables	55,261	55,657
4	Derivative financial instruments	115,546	86,968
	Other assets	329,274	348,074
	Total non-current assets	6,138,869	6,630,457

	Inventories	2,549,837	2,592,120
	Current tax assets	43,876	52,299
4	Derivative financial instruments	38,257	51,028
	Finance receivables	196,087	251,236
	Accounts receivable	1,052,504	1,282,321
	Other assets	293,630	320,356
4,5	Short-term investments	334,864	25,014
4,5	Cash and cash equivalents	2,419,487	2,494,957
	Total current assets	6,928,542	7,069,331

	Total assets	13,067,411	13,699,788

	Equity and liabilities

	Equity	8,365,930	8,951,566

	Long-term debt	1,149,876	1,115,758
4	Derivative financial instruments	2,808	2,271
	Deferred and other tax liabilities	249,369	305,173
	Provisions	3,638	3,228
8	Accrued and other liabilities	408,847	468,006
	Total non-current liabilities	1,814,538	1,894,436

	Provisions	2,354	2,389
4	Derivative financial instruments	64,947	38,144
	Current portion of long-term debt	4,261	4,232
	Current tax liabilities	36,293	18,104
8	Accrued and other liabilities	2,282,852	2,069,169
	Accounts payable	496,236	721,748
	Total current liabilities	2,886,943	2,853,786

	Total equity and liabilities	13,067,411	13,699,788

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Consolidated Condensed Statement of Changes in Equity
(Before appropriation of net income)

(in thousands)	Issued and outstanding shares			Treasury Shares at cost EUR
	Number[1]	Amount EUR	Share Premium EUR		Retained Earnings EUR	Other Reserves[2] EUR	Net Income EUR	Total EUR

Balance at January 1, 2014	440,852	40,214	3,383,105	(365,782)	2,841,636	451,778	1,193,844	7,544,795

Appropriation of net income	—	—	—	—	1,193,844	—	(1,193,844)	—
Components of statement of comprehensive income
Net income	—	—	—	—	—	—	735,102	735,102
Foreign currency translation	—	—	—	—	—	31,147	—	31,147
Gain / (Loss) on financial instruments, net of taxes	—	—	—	—	—	8,110	—	8,110
Total comprehensive income	—	—	—	—	—	39,257	735,102	774,359

CCIP:
Fair value differences[3]	—	—	9,288	—	—	—	—	9,288

Purchases of treasury shares[4]	(4,850)	—	—	(310,698)	—	—	—	(310,698)
Share-based payments	—	—	25,073	—	—	—	—	25,073
Issuance of shares	1,196	—	(48,021)	57,098	(2,809)	—	—	6,268
Dividend paid	—	—	—	—	(267,962)	—	—	(267,962)
Development expenditures	—	—	—	—	(84,600)	84,600	—	—
Balance at June 29, 2014 (unaudited)	437,198	40,214	3,369,445	(619,382)	3,680,109	575,635	735,102	7,781,123

Appropriation of net income	—	—	—	—	—	—	—	—
Components of statement of comprehensive income
Net income	—	—	—	—	—	—	683,218	683,218
Foreign currency translation	—	—	—	—	—	223,312	—	223,312
Gain / (Loss) on financial instruments, net of taxes	—	—	—	—	—	15,956	—	15,956
Total comprehensive income	—	—	—	—	—	239,268	683,218	922,486

CCIP:
Fair value differences[3]	—	—	18,798	—	—	—	—	18,798

Purchases of treasury shares[4]	(5,131)	—	—	(389,302)	—	—	—	(389,302)
Cancellation of treasury shares	—	(852)	—	610,698	(609,846)	—	—	—
Share-based payments	—	—	23,528	—	—	—	—	23,528
Issuance of shares	868	64	44,785	8,543	(44,095)	—	—	9,297
Dividend paid	—	—	—	—	—	—	—	—
Development expenditures	—	—	—	—	(162,143)	162,143	—	—
Balance at December 31, 2014	432,935	39,426	3,456,556	(389,443)	2,864,025	977,046	1,418,320	8,365,930

Appropriation of net income	—	—	—	—	1,418,320	—	(1,418,320)	—
Components of statement of comprehensive income
Net income	—	—	—	—	—	—	891,255	891,255
Foreign currency translation	—	—	—	—	—	239,790	—	239,790
Gain / (Loss) on financial instruments, net of taxes	—	—	—	—	—	(1,994)	—	(1,994)
Total comprehensive income	—	—	—	—	—	237,796	891,255	1,129,051

CCIP:
Fair value differences[3]	—	—	5,616	—	—	—	—	5,616

Purchases of treasury shares[4]	(2,976)	(268)	—	(284,448)	—	—	—	(284,716)
Cancellation of treasury shares	—	(462)	—	389,302	(388,840)	—	—	—
Share-based payments	—	—	26,690	—	—	—	—	26,690
Issuance of shares	694	62	16,702	28,208	(33,667)	—	—	11,305
Dividend paid	—	—	—	—	(302,310)	—	—	(302,310)
Development expenditures	—	—	—	—	(164,143)	164,143	—	—
Balance at June 28, 2015 (unaudited)	430,653	38,758	3,505,564	(256,381)	3,393,385	1,378,985	891,255	8,951,566

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1.
As of June 28, 2015, the number of issued shares was 433,332,427. This includes the number of issued and outstanding shares of 430,652,782 and the number of treasury shares of 2,679,645. As of December 31, 2014, the number of issued shares was 438,073,643. This included the number of issued and outstanding shares of 432,935,288 and the number of treasury shares of 5,138,355. As of June 29, 2014, the number of issued shares was 446,823,836. This included the number of issued and outstanding shares of 437,197,559 and the number of treasury shares of 9,626,277.

2.	Other reserves consist of the hedging reserve, the currency translation reserve and the reserve for capitalized development expenditures.

3.
In the first half year of 2015, EUR 5.6 million (second half year of 2014: EUR 18.8 million; first half year of 2014: EUR 9.3 million) is recognized to increase equity to the fair value of the shares issued to the Participating Customers in the CCIP. The portion of the NRE funding allocable to the shares is recognized over the NRE Funding Agreement period (2013-2017).

4.
In the first half year of 2015, ASML repurchased shares for an amount of EUR 284.7 million (second half year of 2014: EUR 389.3 million; first half year of 2014: EUR 310.7 million). As of June 28, 2015, EUR 2.0 million of the total repurchased amount remained unpaid and is recorded in accrued and other current liabilities (December 31, 2014: nil; June 29, 2014: EUR 10.8 million).

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Consolidated Condensed Statement of Cash Flows

		Unaudited	Unaudited
	For the six-month period ended June 29, 2014 and June 28, 2015	2014	2015
Notes	(in thousands)	EUR	EUR
	Cash Flows from Operating Activities
	Net income	735,102	891,255

	Adjustments to reconcile net income to net cash flows from operating activities:
	Depreciation and amortization	195,435	169,644
	Impairment	6,433	615
	Loss on disposal of property, plant and equipment[1]	1,171	1,320
	Share-based payments	30,488	27,568
	Allowance for doubtful receivables	153	2,078
	Allowance for obsolete inventory	86,720	97,322
	Deferred income taxes	(42,480)	54,856

	Changes in assets and liabilities:
	Accounts receivable	(208,563)	(212,789)
	Finance receivables	(46,563)	(51,820)
	Inventories[1,2]	(326,291)	6,378
	Other assets	(12,869)	(110,933)
8	Accrued and other liabilities	64,891	(254,764)
	Accounts payable	55,491	221,895
10	Current income taxes	11,249	(24,316)
	Net cash provided by operating activities	550,367	818,309

	Cash Flows from Investing Activities
	Purchase of property, plant and equipment[2]	(146,190)	(164,784)
	Purchase of intangible assets	(149,556)	(195,993)
4	Purchase of available-for-sale securities	(369,734)	—
4	Maturity of available-for-sale securities	449,954	309,850
	Cash from (used for) derivative financial instruments	—	(127,022)
	Net cash used in investing activities	(215,526)	(177,949)

	Cash Flows from Financing Activities
12	Dividend paid	(267,962)	(302,310)
12	Purchase of shares[3]	(299,854)	(282,702)
	Net proceeds from issuance of shares	13,623	14,535
	Repayment of debt	(2,248)	(1,510)
	Net cash used in financing activities	(556,441)	(571,987)

	Net cash flows	(221,600)	68,373
	Effect of changes in exchange rates on cash	1,899	7,097

	Net increase (decrease) in cash and cash equivalents	(219,701)	75,470
	Cash and cash equivalents at beginning of the year	2,330,694	2,419,487

	Cash and cash equivalents at June 29, 2014 and June 28, 2015	2,110,993	2,494,957

	Supplemental Disclosures of Cash Flow Information:
	Interest received	8,604	8,276
	Interest and other paid	(15,081)	(15,141)
10	Income taxes paid	(71,427)	(112,293)

1.
An amount of EUR 24.5 million (June 29, 2014: EUR 23.9 million) of the disposals of property, plant and equipment relates to non-cash transfers to inventory. Since the transfers between inventory and property, plant and equipment are non-cash events, these are not reflected in this Consolidated Condensed Statement of Cash Flows.

2.
An amount of EUR 17.5 million (June 29, 2014: EUR 62.7 million) of the additions in property, plant and equipment relates to non-cash transfers from inventory. Since the transfers between inventory and property, plant and equipment are non-cash events, these are not reflected in this Consolidated Condensed Statement of Cash Flows. Other movements include EUR 2.0 million (June 29, 2014: EUR 9.3 million), relating to a decrease in additions not yet paid.

3.
In the first half year of 2015, ASML repurchased shares for an amount of EUR 284.7 million (first half year of 2014: EUR 310.7 million). As of June 28, 2015, EUR 2.0 million of the total repurchased amount remained unpaid and is recorded in accrued and other current liabilities (June 29, 2014: EUR 10.8 million).

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Notes to the Consolidated Condensed Interim Financial Statements

1. General Information
Our ordinary shares are listed for trading in the form of registered shares on NASDAQ and in the form of registered shares on Euronext Amsterdam. The principal trading market of our ordinary shares is Euronext Amsterdam.
The Consolidated Condensed Interim Financial Statements include the financial statements of ASML Holding N.V. and its subsidiaries and the special purpose entities over which ASML Holding N.V. has control (together referred to as "ASML"). All intercompany profits, balances and transactions have been eliminated in the consolidation.
The Consolidated Condensed Interim Financial Statements were authorized for issuance by the Board of Management on July 14, 2015 and have not been audited or reviewed by an external auditor.

2. Basis of Preparation
The Consolidated Condensed Interim Financial Statements for the six-month period ended June 28, 2015 have been prepared in accordance with IAS 34, "Interim Financial Reporting". The Consolidated Condensed Interim Financial Statements do not include all the information and disclosures as required in the Statutory Annual Report and should be read in conjunction with the Statutory Annual Report 2014, which has been prepared in accordance with IFRS-EU.
The Consolidated Condensed Interim Financial Statements are stated in thousands of EUR unless indicated otherwise.

3. Summary of Significant Accounting Policies
The accounting policies adopted in the preparation of the Consolidated Condensed Interim Financial Statements are consistent with those applied in the preparation of the Consolidated Financial Statements 2014, except for income tax expense which is recognized based on management’s best estimate of the annual income tax rate for the full financial year. Implementation of new and revised IFRS-EU over the six-month period ended June 28, 2015 did not have a material impact on our Consolidated Condensed Interim Financial Statements.
On June 28, 2015 the following Standards and Interpretations have been issued however are not yet effective and/or have not yet been adopted by the EU and us
IFRS 15 "Revenue from Contracts with Customers", was issued in May 2014. In May 2015, the IASB proposed to defer the effective date of IFRS 15 by one year to January 1, 2018. The Standard is subject to endorsement by the EU. IFRS 15 is a joint project of the IASB and the FASB, to clarify the principles for recognizing revenue and to develop a common revenue standard for IFRS and US GAAP that would:

•	Remove inconsistencies and weaknesses in previous revenue requirements;

•	Provide a more robust framework for addressing revenue issues;

•	Improve comparability of revenue recognition practices across entities, industries, jurisdictions and capital markets;

•	Provide more useful information to users of financial statements through improved disclosure requirements; and

•	Simplify the preparation of financial statements by reducing the number of requirements to which an entity must refer.

In July 2014, the IASB finalized the reform of financial instruments accounting and issued IFRS 9 (as revised in 2014), which will supersede IAS 39 "Financial Instruments: Recognition and Measurement" in its entirety (the IASB tentatively decided that the mandatory effective date of IFRS 9 will be no earlier than annual periods beginning on or after January 1, 2018). Compared to IFRS 9 (as revised in 2013), the 2014 version includes limited amendments to the classification and measurement requirements by introducing a 'fair value through other comprehensive income' measurement category for simple debt instruments. It also adds the impairment requirements relating to the accounting for an entity's expected credit losses on its financial assets and commitments to extend credit. The completed IFRS 9 (as revised in 2014) contains the requirements for a) the classification and measurement of financial assets and financial liabilities, b) impairment methodology, and c) general hedge accounting.
We are currently in the process of determining the impact of implementing these Standards on our Consolidated (Condensed Interim) Financial Statements.
We believe that the effect of all other IFRSs not yet adopted by the EU is not expected to be material.

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4. Fair Value Measurements
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement hierarchy prioritizes the inputs to valuation techniques used to measure fair value as follows:

•	Level 1: Valuations based on inputs such as quoted prices for identical assets or liabilities in active markets that the entity has the ability to access.

•
Level 2: Valuations based on inputs other than level 1 inputs such as quoted prices for similar assets or liabilities, quoted prices in    markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

•	Level 3: Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument’s fair value classification is based on the lowest level of any input that is significant in the fair value measurement hierarchy.
Financial assets and financial liabilities measured at fair value on a recurring basis
Investments in money market funds (as part of our cash and cash equivalents) have fair value measurements which are all based on quoted prices for identical assets or liabilities.
Our available-for-sale financial instruments consist of Dutch Treasury Certificates. Dutch Treasury Certificates are traded in an active market and the fair value is determined based on quoted market prices for identical assets or liabilities.
The principal market in which we execute our derivative contracts is the institutional market in an over-the-counter environment with a high level of price transparency. The market participants usually are large commercial banks. The valuation inputs for our derivative contracts are based on quoted prices and quoting pricing intervals from public data sources; they do not involve management judgment.
The valuation technique used to determine the fair value of forward foreign exchange contracts (used for hedging purposes) approximates the NPV technique which is the estimated amount that a bank would receive or pay to terminate the forward foreign exchange contracts at the reporting date, taking into account current interest rates and current exchange rates.
The valuation technique used to determine the fair value of interest rate swaps (used for hedging purposes) is the NPV technique, which is the estimated amount that a bank would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates, discounted at a rate that reflects the credit risk of various counterparties or our own credit risk.
Our Eurobonds serve as hedged items in fair value hedge relationships in which we hedge the variability of changes in the fair value of our Eurobonds due to changes in market interest rates with interest rate swaps. The fair value changes of these interest rate swaps are recorded on the Consolidated Condensed Statement of Financial Position under derivative financial instruments (within other current assets and other non-current assets) and the carrying amounts of the Eurobonds are adjusted for the effective portion of these fair value changes only.

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The following table presents our financial assets and financial liabilities that are measured at fair value on a recurring basis:

Unaudited
As of June 28, 2015	Level 1	Level 2	Level 3	Total
(in thousands)	EUR	EUR	EUR	EUR
Assets measured at fair value
Derivative financial instruments [1]	—	137,996	—	137,996
Money market funds [2]	319,139	—	—	319,139
Short-term investments [3]	25,014	—	—	25,014
Total	344,153	137,996	—	482,149

Liabilities measured at fair value
Derivative financial instruments [1]	—	40,415	—	40,415

Assets and Liabilities for which fair values are disclosed
Long-term debt	1,103,470	—	—	1,103,470

As of December 31, 2014	Level 1	Level 2	Level 3	Total
(in thousands)	EUR	EUR	EUR	EUR
Assets measured at fair value
Derivative financial instruments [1]	—	153,803	—	153,803
Money market funds [2]	426,742	—	—	426,742
Short-term investments [3]	334,864	—	—	334,864
Total	761,606	153,803	—	915,409

Liabilities measured at fair value
Derivative financial instruments [1]	—	67,755	—	67,755

Assets and Liabilities for which fair values are disclosed
Long-term debt	1,139,628	—	—	1,139,628

1    Derivative financial instruments consist of forward foreign exchange contracts and interest rate swaps.
2    Money market funds are part of our cash and cash equivalents.
3    Short-term investments consist of Dutch Treasury Certificates

There were no transfers between levels during the first half year of 2015 and 2014.
Financial assets and financial liabilities that are not measured at fair value
The carrying amount of cash and cash equivalents, accounts payable, and other current financial assets and liabilities approximate their fair value because of the short-term nature of these instruments. Accounts receivable and finance receivables also approximate their fair value because of the fact that any recoverability loss is reflected in an impairment loss.
Assets and liabilities measured at fair value on a nonrecurring basis
In 2015, we recognized no significant impairment charges on our property, plant and equipment. Valuation of these assets is classified as Level 3 in the fair value hierarchy since their fair values were determined based on unobservable inputs. An impairment charge is determined based on the difference between the assets’ estimated fair value and their carrying amount. We did not recognize any impairment charges for goodwill and other intangible assets during the first half year of 2015.

5. Liquidity
Our principal sources of liquidity consist of cash flows from operations, cash and cash equivalents as of June 28, 2015 of EUR 2,495.0 million (December 31, 2014: EUR 2,419.5 million), short-term investments as of June 28, 2015 of EUR 25.0 million (December 31, 2014: EUR 334.9 million) and available credit facilities as of June 28, 2015 of EUR 700.0 million (December 31, 2014: EUR 700.0 million). In addition, we may from time to time raise additional capital in debt and equity markets. Our goal is to remain an investment grade rated company and maintain a capital structure that supports this.

6. Critical Accounting Judgments and Key sources of Estimation Uncertainty
In the process of applying our accounting policies, management has made some judgments that have a significant effect on the amounts recognized in the Consolidated Condensed Interim Financial Statements. The critical accounting judgments and key sources of estimation uncertainty are consistent with those described in the Statutory Annual Report 2014.

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7. Earnings per Share
The EPS data have been calculated as follows:

	Unaudited	Unaudited
For the six-month period ended June 29, 2014 and June 28, 2015	2014	2015
(in thousands, except per share data)	EUR	EUR

Net income	735,102	891,255

Weighted average number of shares outstanding during the year	439,221	431,985

Basic net income per ordinary share	1.67	2.06

Weighted average number of shares:	439,221	431,985
Plus shares applicable to:
Options and conditional shares[1]	3,090	2,444
Dilutive potential ordinary shares	3,090	2,444
Adjusted weighted average number of shares	442,311	434,429

Diluted net income per ordinary share[1]	1.66	2.05

1.
The calculation of diluted net income per ordinary share assumes the exercise of options issued under our stock option plans and the issuance of shares under our share plans for periods in which exercises or issuances would have a dilutive effect. The calculation of diluted net income per ordinary share does not assume exercise of such options or issuance of shares when such exercises or issuance would be anti-dilutive.

8. Accrued and Other Liabilities
Accrued and other liabilities consist of the following:

		Unaudited
	December 31, 2014	June 28, 2015
(in thousands)	EUR	EUR

Deferred revenue	1,268,633	1,384,475
Costs to be paid	411,725	370,042
Down payments from customers	647,317	485,372
Personnel related items	301,075	269,346
Standard warranty reserve	41,508	27,337
Other	21,441	603
Total accrued and other liabilities	2,691,699	2,537,175
Less: non-current portion of accrued and other liabilities [1]	408,847	468,006
Current portion of accrued and other liabilities	2,282,852	2,069,169

1.
The main part of the non-current portion of accrued and other liabilities relates to down payments received from customers regarding future shipments of EUV systems and deferrals with respect to services.

The decrease in accrued and other liabilities mainly relates to the decrease in costs to be paid, down payments from customers, and personnel related items, which is partly offset by an increase in deferred revenue.
Deferred revenue as of June 28, 2015 mainly consists of credits regarding free or discounted products as part of volume purchase agreements amounting to EUR 972.9 million (December 31, 2014: EUR 925.2 million) and extended and enhanced (optic) warranty contracts amounting to EUR 373.3 million (December 31, 2014: EUR 313.8 million). Both include deferrals with respect to our third-generation EUV systems, NXE:3300B. The total deferred revenue of the third-generation EUV systems, NXE:3300B, is EUR 128.8 million (December 31, 2014: EUR 102.5 million).
Costs to be paid include an amount of EUR 110.4 million (December 31, 2014: EUR 124.0 million) relating to the expected losses to upgrade the first 11 EUV sources in the field, which was assumed by ASML as a result of the acquisition of Cymer. In addition, costs to be paid include accrued cost for unbilled services provided by suppliers including contracted labor, outsourced services and consultancy.
We receive down payments from customers prior to shipment of systems included in our current product portfolio or systems currently under development. The decrease in down payments from customers is caused by the shipments of such systems.
Personnel related items decreased mainly as result of payments of the annual profit sharing 2014 and the Board of Management and senior management bonus 2014.

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9. Commitments, Contingencies and Guarantees
The nature, scale and scope of the commitments, contingencies and guarantees are in line with those disclosed in the Statutory Annual Report 2014.

10. Income Taxes
Income tax expense is recognized based on management’s best estimate of the annual income tax rate for the full financial year. The estimated annual tax rate for the six-month period ended June 28, 2015 is 13.5 percent compared to 4.7 percent for the six-month period ended June 29, 2014. The increase in the estimated annual tax rate is mainly explained by the fact that the estimated annual tax rate for the six-month period ended June 29, 2014 was favorably impacted by:

•	Settling agreements entered into by ASML Netherlands B.V. and Cymer LLC., prior to our acquisition of Cymer in 2013, at different tax rates; and

•	Changes in the mix of income before income taxes in the Netherlands and foreign jurisdictions.

11. Segment Disclosure
ASML has one reportable segment, for the development, production, marketing, sale and servicing of advanced semiconductor equipment systems exclusively consisting of lithography related systems. Its operating results are regularly reviewed by the CODM in order to make decisions about resource allocation and assess performance. Management reporting includes net system sales figures of new and used systems and includes net system sales by technology. Net system sales for new and used systems were as follows:

	Unaudited	Unaudited
For the six-month period ended June 29, 2014 and June 28, 2015	2014	2015
(in thousands)	EUR	EUR
New systems	2,223,461	2,304,960
Used systems	49,553	76,077
Net system sales	2,273,014	2,381,037

Net system sales per technology were as follows:

	Unaudited	Unaudited
For the six-month period ended June 29, 2014 and June 28, 2015	Net system sales	Net system sales
(in thousands)	in units	in EUR
For the six-month period ended June 28, 2015
EUV	1	70,473
ArFi	42	1,943,786
ArF dry	4	52,886
KrF	30	277,430
I-line	11	36,462
Total	88	2,381,037

For the six-month period ended June 29, 2014
EUV	2	120,676
ArFi	43	1,919,284
ArF dry	2	15,010
KrF	18	193,948
I-line	6	24,096
Total	71	2,273,014

The increase in net system sales is primary caused by a higher number of systems sold, partly offset by the decrease in the ASP of new systems sold. The decrease of the ASP of our systems sold was the result of a higher number of KrF system sales compared to ArF immersion system sales.

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Segment performance is evaluated by our CODM based on the US GAAP Consolidated Statements of Operations which is measured differently from the Consolidated Statement of Profit or Loss reported in our Consolidated Financial Statements based on IFRS-EU.

	Unaudited	Unaudited
For the six-month period ended June 29, 2014 and June 28, 2015	2014	2015
(in thousands)	EUR	EUR

Net system sales	2,273,014	2,381,037
Net service and field option sales	767,058	922,918
Total net sales	3,040,072	3,303,955

Cost of system sales	(1,252,518)	(1,230,324)
Cost of service and field option sales	(426,196)	(541,246)
Total cost of sales	(1,678,714)	(1,771,570)

Gross profit	1,361,358	1,532,385
Other income	40,495	41,600
Research and development costs	(546,024)	(528,805)
Selling, general and administrative costs	(164,744)	(170,570)
Income from operations	691,085	874,610

Interest and other, net	(3,985)	(7,685)
Income before income taxes	687,100	866,925

Provision for income taxes	(39,302)	(94,495)
Net income for management reporting purposes	647,798	772,430
Differences US GAAP and IFRS-EU	87,304	118,825
Net income based on IFRS-EU	735,102	891,255

Segment performance is also evaluated by our CODM based on US GAAP for total assets. The table below presents the measurements and the reconciliation to total assets in the Consolidated Statement of Financial Position:

		Unaudited
	December 31, 2014	June 28, 2015
(in thousands)	EUR	EUR
Total assets for management reporting purposes	12,203,945	12,675,296
Differences US GAAP and IFRS-EU	863,466	1,024,492
Total assets based on IFRS-EU	13,067,411	13,699,788

For geographical reporting, total net sales are attributed to the geographic location in which the customers’ facilities are located. Non-current assets are attributed to the geographic location in which these assets are located and exclude deferred tax assets, financial instruments, post-employment benefit assets and rights arising under insurance contracts.
Total net sales by geographic region were as follows:

	Unaudited	Unaudited
For the six-month period ended June 29, 2014 and June 28, 2015	2014	2015
(in thousands)	EUR	EUR
United States	1,008,273	693,012
Korea	897,054	1,020,088
Taiwan	491,010	778,270
Japan	194,193	368,724
Singapore	42,705	58,467
Rest of Asia	348,395	243,904
Netherlands	217	1,708
Rest of Europe	58,225	139,782
Total	3,040,072	3,303,955

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Non-current assets by geographic region were as follows:

		Unaudited
	December 31, 2014	June 28, 2015
(in thousands)	EUR	EUR
United States	3,403,907	3,745,885
Korea	18,021	16,970
Taiwan	64,575	70,178
Japan	3,990	4,135
Singapore	879	730
Rest of Asia	3,826	3,472
Netherlands	2,287,968	2,457,703
Rest of Europe	6,479	1,173
Total	5,789,645	6,300,246

For the six-month period ended June 28, 2015, net sales to the largest customer accounted for EUR 837.3 million or 25.3 percent of total net sales (June 29, 2014: EUR 884.8 million or 29.1 percent). Our three largest customers (based on net sales) accounted for EUR 815.9 million or 51.3 percent of accounts receivable and finance receivables at June 28, 2015 (December 31, 2014 EUR 643.2 million or 49.3 percent).
Substantially all of our sales were export sales during the six-month periods ended June 28, 2015 and June 29, 2014.

12. Dividends and Share Buybacks
As part of our financing policy, we aim to pay an annual dividend that will be stable or growing over time. Annually, the Board of Management will, upon prior approval from the Supervisory Board, submit a proposal to the AGM with respect to the amount of dividend to be declared with respect to the prior year. The dividend proposal in any given year will be subject to the availability of distributable profits or retained earnings and may be affected by, among other factors, the Board of Management’s views on our potential future liquidity requirements, including for investments in production capacity, the funding of our R&D programs and for acquisition opportunities that may arise from time to time, and by future changes in applicable income tax and corporate laws. Accordingly, it may be decided to propose not to pay a dividend or to pay a lower dividend with respect to any particular year in the future.
In the AGM of April 22, 2015, a dividend of EUR 0.70 per ordinary share of EUR 0.09 nominal value was adopted for 2014. As a result, a total dividend amount of EUR 302.3 million was paid to our shareholders on May 11, 2015.
In addition to dividend payments, we intend to return cash to our shareholders on a regular basis through share buybacks or capital repayment, subject to our actual and anticipated level of liquidity requirements, our current share price, other market conditions and other relevant factors.
As part of our policy to return excess cash to shareholders through dividend and regularly timed share buybacks, we announced our intention to purchase up to 3.3 million shares in 2015-2016 to cover ESOPs. In addition, we announced our intention to purchase up to EUR 750 million of shares in 2015-2016 under this program, which we intend to cancel upon repurchase.
Through June 28, 2015 we acquired 3.0 million shares under this program for a total consideration of EUR 284.7 million. These shares have been purchased to cover ESOPs.

13. Related Party Transactions
On July 9, 2012, we announced our CCIP to accelerate our development of EUV technology beyond the current generation and our development of future 450mm silicon wafer technology. One of the Participating Customers, Intel, agreed to fund EUR 829 million for our R&D projects. In addition Intel also agreed to invest in ordinary shares equal to 15 percent of our issued share capital (calculated giving effect to our Synthetic Share Buyback in November 2012). Due to the equity investment, Intel is considered a related party of ASML as of July 9, 2012.
The total net sales to Intel (and its affiliates) for the first half year of 2015 amounted to EUR 357.1 million compared with EUR 544.8 million for the first half year of 2014, whereas the outstanding liability as of June 28, 2015 amounted to EUR 433.6 million (December 31, 2014: EUR 386.8 million).
There have been no transactions during the first half year of 2015, and there are currently no transactions, between ASML or any of its subsidiaries, and any other significant shareholder and any director or officer or any relative or spouse thereof other than ordinary course compensation arrangements. During the first half year of 2015, there has been no, and at present there is no, outstanding indebtedness to ASML owed or owing by any director or officer of ASML or any associate thereof.

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14. Subsequent Events
We have evaluated subsequent events up to July 14, 2015 which is the issuance date of this Statutory Interim Report for the six-month period ended June 28, 2015. There are no subsequent events to report.

Veldhoven, the Netherlands
July 14, 2015
Prepared by the Board of Management:
Peter T.F.M. Wennink
Wolfgang U. Nickl
Martin A. van den Brink
Frits J. van Hout
Frédéric J.M. Schneider-Maunoury

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Other Information

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Information and Investor Relations

Financial Calendar

October 14, 2015
Announcement of Third Quarter Results for 2015

January 20, 2016
Announcement of Fourth Quarter Results for 2015 and Annual Results for 2015

April 29, 2016
AGM

Fiscal Year
ASML’s fiscal year ends on December 31, 2015

Listing
Our ordinary shares are listed for trading in the form of registered shares on NASDAQ and in the form of registered shares on Euronext Amsterdam. The principal trading market of our ordinary shares is Euronext Amsterdam.

Investor Relations
ASML Investor Relations will answer questions related to our Annual Report on Form 20-F filed with the US Securities and Exchange Commission and our Statutory Annual and Interim Report filed with the AFM. Annual Reports, Interim Reports, quarterly releases and other information are available on and can be downloaded from our website (www.asml.com).

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ASML Worldwide Contact Information
Corporate Headquarters
De Run 6501
5504 DR Veldhoven
The Netherlands
Mailing Address
P.O. Box 324
5500 AH Veldhoven
The Netherlands
United States Main Office
2650 W Geronimo Place
Chandler, AZ 85224
U.S.A.
Asia Main Office
Suite 1702-3, 17F
100 Queens Road Central
Hong Kong
Corporate Communications
phone: +31 40 268 7870
email: corpcom@asml.com
Investor Relations
phone: +31 40 268 3938
email: investor.relations@asml.com

For more information please visit our website www.asml.com

ASML Statutory Interim Report 2015    31

Definitions

Name	Description
AFM	Autoriteit Financiële Markten; Authority for the Financial Markets of the Netherlands
AGM	Annual General Meeting of Shareholders
ASML	ASML Holding N.V. and its Subsidiaries
ASP	Average Selling Price
CCIP	Customer Co-Investment Program
CODM	Chief Operating Decision Maker
Cymer	Cymer and its Subsidiaries
EPS	Earnings per Share
ESOPs	Employee Stock and Stock Option Plans
EU	European Union
Eurobonds	Our 5.75 percent senior notes due 2017 and our 3.375 percent senior notes due 2023
EUV	Extreme Ultraviolet
FASB	Financial Accounting Standards Board
FTEs	Full-Time Equivalents
Holistic Lithography	Optimize the scanner performance by taking into account the entire chip creation process, from design to volume marketing
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IC	Integrated Circuit
IFRS	International Financial Reporting Standards
IFRS-EU	International Financial Reporting Standards as adopted by the European Union
Intel	Intel Corporation
Logic	Integrated Device Manufacturers and Foundries
Memory	NAND-Flash Memory and DRAM Memory Chip Makers
NASDAQ	NASDAQ Stock Market LLC
NPV	Net Present Value
NRE	Non Recurring Engineering
NRE Funding Agreements	The Intel NRE Funding Agreements, the TSMC NRE Funding Agreement and the Samsung NRE Funding Agreement
Participating Customers	The participants in the Customer Co-Investment Program: Intel Corporation ("Intel"), Taiwan Semiconductor Manufacturing Company Ltd. ("TSMC") and Samsung Electronics Corporation ("Samsung")
R&D	Research and Development
US GAAP	Generally Accepted Accounting Principles of the United States of America

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